23000717

Washington, D.C. 20549

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SEC FILE NUMBER
8-70728

ANNUAL REPORTS
FORM X-17A-5 (amended)
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northstar Financial Services, LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9454 Wilshire Blvd., 6th Floor
(No. and Street)

Beverly Hills	CA	90212
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eli Wishnivetski	646-522-6175	eli@nstarfinservice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM LLP
(Name – if individual, state last, first, and middle name)

805 Third Avenue, Suite 1430	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

09/24/2003	587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Eli Wishnivetski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northstar Financial Services, LP, as of 3/1, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF FLORIDA
MIAMI DADE COUNTY
1 MARCH 2023

WINSLOW THOMPSON
Notary Public - State of Florida
Commission # HH 198190
My Comm. Expires Nov 15, 2025
Bonded through National Notary Assn.

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Northstar Financial Services, LP

Financial Statements and Supplemental Information

December 31, 2022

NORTHSTAR FINANCIAL SERVICES, LP

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION........4
STATEMENT OF OPERATIONS........5
STATEMENT OF CHANGES IN MEMBERS' CAPITAL........6
STATEMENT OF CASH FLOWS........7
NOTES TO FINANCIAL STATEMENTS........8

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934........12
EXEMPTIVE PROVISION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934........13
EXEMPTION REPORT........14
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........15

RBSM LLP
Accountants & Advisors

New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
of Northstar Financial Services, LP
Beverly Hills, CA

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Northstar Financial Services, LP (the "Company") as of December 31, 2022, the related statements of operations, changes in members equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2022.
New York, NY
March 3, 2023

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$36,572
Prepaid Expenses	7,063
TOTAL ASSETS	$43,635
Accrued Expenses	$ 7,077
Deferred Revenue	2,288
TOTAL LIABILITIES	9,365
TOTAL MEMBERS' CAPITAL	$34,270
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$43,635

See the accompanying notes to the financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES	
Fees Earned	$2,712
TOTAL REVENUES	2,712
EXPENSES	
Advertising and Marketing	204
Contract Labor	6,000
General and Administrative Expenses	17,472
Insurance	472
Legal and Accounting Services	40,247
Office Expenses	2,732
Travel Expenses	3,491
TOTAL EXPENSES	70,618
NET LOSS	$(67,906)

See the accompanying notes to the financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE, December 31, 2021	$43,176
Partner Contributions	59,000
Net Loss	(67,906)
BALANCE, December 31, 2022	$ 34,270

See the accompanying notes to the financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(67,906)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Changes in working capital:	
(Increase) decrease in cash related to changes in assets or liabilities:	
Prepaid Expenses	(7,063)
Accrued Expenses	4,277
Deferred Revenue	2,289
NET CASH USED IN OPERATING ACTIVITIES	(68,403)
CASH FLOWS FROM FINANCING ACTIVITIES	
Partner Investments	59,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,403)
CASH, beginning of year	45,976
CASH, end of year	$36,572

See the accompanying notes to the financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

1. Organization, Liquidity and Nature of Business

Northstar Financial Services, LP (the "Company" or "Northstar") was formed on April 21, 2021 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Limited Partnership that has four (4) limited partners. The Company is approved by FINRA to function as a private placement agent and investment banking advisory.

The Company has incurred a net loss of $67,906 for the year ended December 31, 2022 and has incurred operating losses for two years, which have been funded by capital contributions from its members. The members of the Company have committed to make contributions to sustain the Company through, at least, the next 12 months from the date of the issuance of these financial statements. The Company believes this commitment will allow the Company to meet its obligation and continue to operate as a going concern.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2022 and the reported amounts of revenues and expenses during the period reported. Actual results could differ materially from such estimates included in the statement of financial condition.

Cash

The Company has all cash on deposit with a major money center bank. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

The Company recognizes revenues according to the ASC 606 framework, as instituted by the Financial Accounting Standard's Board (FASB) and International Accounting Standards Board (IASB). As such, the Company recognizes any retainer, or any fees provided to the Company by a

customer in advance of any services, only within the time period that the service to the customer was provided or over the course of the contract with the customer.

Income Taxes

The Company will file a federal income tax return and combined state income tax returns dated December 31, 2022. The Company measures its tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Only those income tax benefits that management believes are more likely than not to be sustained are recognized. Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

3. Transactions with Related Parties

Included in the expenses reflected in the Statement of Operations above is $16,500 charged by the Company's affiliate, Northstar Financial Consulting Group, pursuant to an expense sharing agreement to reimburse such affiliate for office expenses. As of December 31, 2022, no amount was owed to the affiliate.

4. Net Capital Requirements

The Company does not hold customer funds or securities and does not have customer accounts. As such, the Company is not subject to the various SEC Rule 15c3-3 requirements. The Company is operating under a minimum net capital of $5,000. As of June 1, 2014, FINRA no longer requires firms to elect an exemption from the Customer Protection Rule within their Membership Agreement(s) or on their FOCUS Part IIA Report(s). FINRA made this change as a result of published guidance made available through Securities and Exchange Act of1934 ("SEA") Release No. 34-70073. Specifically, Footnote 74 therein recognizes that a specific exemption category may not be appropriate for particular firms performing limited business activities (e.g., proprietary trading and/or private placement firms that do not hold customer cash or securities). Footnote 74 reads as follows: "There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report." The Company's Membership Agreement with FINRA articulates its specific business model which aligns with the exemptive language found in Footnote 74 and allows for the non-selection of an exemption from the Customer Protection Rule.

At December 31, 2022, the Company had net capital of $34,270 of which $29,270 was in excess of its required minimum net capital of $5,000.

5. Subsequent Events

The Company evaluates subsequent events through the date on which the financial statements were issued. There have been no material subsequent events that occurred during this period that would require an adjustment to or disclosure in the financial statements.

Supplemental Information

NORTHSTAR FINANCIAL SERVICES, LP

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER

THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2022

Net Capital computation:

Stockholder's Equity	$34,270
Non-allowable assets	$(0)
Haircuts	$(0)
Net Capital	$34,270
Net Capital required	$5,000
Excess Net Capital	$29,270

Net Capital required based on leverage:

Aggregate Indebtedness	$9,365
Total capital required based on 6 2/3% of liabilities	$624

Under its current agreement with FINRA, the Company is required to maintain net capital of $5,000.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no material difference between this computation of net capital pursuant to Rile 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2022.

NORTHSTAR FINANCIAL SERVICES, LP

EXEMPTIVE PROVISION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2022

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because the Company is exempt from the requirements of Rule 15c3-3 under the SEA Release No. 34-70073, footnote 74, as denoted above. The conditions of the exemption were being complied with as of December 31, 2022 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2022.

Northstar Financial Services, LP
nstarfinservice.com

DECEMBER 31, 2022

NORTHSTAR FINANCIAL SERVICES, LP

EXEMPTION REPORT

The following statements are made to the best knowledge and belief of Northstar Financial Services, LP (the "Company"), as a broker-dealer:

(i) The Company does not hold customer funds or securities and does not have customer accounts. As such, the Company is not subject to the various SEC Rule 15c3-3 requirements. The Company is operating under a minimum net capital of $5,000. As of June 1, 2014, FINRA no longer requires firms to elect an exemption from the Customer Protection Rule within their Membership Agreement(s) or on their FOCUS Part IIA Report(s). FINRA made this change as a result of published guidance made available through Securities and Exchange Act of 1934 ("SEA") Release No. 34-70073. Specifically, Footnote 74 therein recognizes that a specific exemption category may not be appropriate for particular firms performing limited business activities (e.g., proprietary trading and/or private placement firms that do not hold customer cash or securities). Footnote 74 reads as follows: "There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report." The Company's Membership Agreement with FINRA articulates its specific business model which aligns with the exemptive language found in Footnote 74 and allows for the non-selection of an exemption from the Customer Protection Rule.

(ii) The Company has met the requirements of Footnote 74, as denoted above, throughout the most recent fiscal year of January 1, 2022 through December 31, 2022 without exception. Review of the Company's policies and procedures comply with Footnote 74 in that the Company conducted limited business activities (private placements) and did not receive funds or securities during the fiscal year of 2022.

Eli Wishnivetski
Chief Executive Officer
Northstar Financial Services, LP

RBSM LLP
Accountants & Advisors

New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
of Northstar Financial Services, LP
Beverly Hills, CA

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northstar Financial Services, LP (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of 17 C.F.R. §240.15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northstar Financial Services, LP management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northstar Financial Services, LP compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

RBSM LLP

New York, NY
March 3, 2023